

Mail Stop 3720

March 28, 2007

Michael Hill
Chief Executive Officer
CommercePlanet, Inc.
30 S. La Patera Lane, Suite 8
Goleta, CA 93117

> **Re:** **CommercePlanet, Inc.**
> **Registration Statement on Form SB-2**
> **Filed March 16, 2007**
> **File No. 333-141375**

Dear Mr. Hill:

We have limited our review of your Form SB-2 to consideration of your disclosure concerning the transactions involving Dutchess and eFund and the shares being registered on this registration statement and related matters and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

1. We note that you are registering the sale of approximately 11.8 million shares of common stock. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). Therefore, you should withdraw the current registration statement, file a new registration statement for the resale of only the outstanding common stock (not the shares underlying the warrants), include a fixed price at which the security holders will sell the securities and identify the selling security holders as underwriters in the filing. If you disagree with our

analysis, please advise the staff of your basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling stockholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling stockholder received the shares and/or the overlying securities;

- The relationship of each selling stockholder with you, including an analysis of whether the selling stockholder is your affiliate;

- Any relationships among Dutchess and eFund;

- The dollar value of the shares registered in relation to the proceeds that you received from Dutchess and eFund for the securities, excluding amounts of proceeds that were returned (or will be returned) to Dutchess and eFund and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the warrants (or any related security, such as notes or options); and

- Whether or not Dutchess or eFund is in the business of buying and selling securities.

The Offering, page 5

2.   Disclose the total dollar value of the securities underlying the warrants that you have registered for resale (using the number of underlying securities that you have registered for resale and the market price per share for those securities on the date of the issuance of the warrants).

The Transaction, page 5

3.   Clarify why the company agreed to prepare and file this registration statement covering the resale of shares purchased from parties other than the company. Indicate what consideration the company received for entering into the Registration Rights Agreement.

Selling Security Holders, page 11

4.   Please disclose the total possible profit Dutchess and eFund could realize as a result of the discount for the securities underlying the warrants, presented in a table with the following

information disclosed in separate columns or rows:

- the market price per share of the securities underlying the warrants on the date of the issuance of the warrants;

- the exercise price per share of the warrants on the date of the sale of the warrants, calculated by using the price per share established in the warrant;

- the total possible shares underlying the warrants (assuming complete exercise of the warrants);

- the combined market price of the total number of shares underlying the warrants, calculated by using the market price per share on the date of the issuance of the warrants and the total possible shares underlying the warrants;

- the total possible shares Dutchess and eFund may receive and the combined exercise price of the total number of shares underlying the warrants calculated by using the exercise price on the date of the issuance of the warrants and the total possible number of shares Dutchess and eFund may receive; and

- the total possible discount to the market price as of the date of the issuance of the warrants, calculated by subtracting the total exercise price on the date of the issuance of the warrants from the combined market price of the total number of shares underlying the warrants on that date.

5.   Please disclose the total possible profit to be realized as a result of any conversion/exercise price discounts for securities underlying any other warrants, options, notes, or other company securities that are held by Dutchess and eFund or any affiliates of Dutchess and eFund, presented in a table with the following information disclosed in separate columns or rows:

- market price per share of the underlying securities on the date of the sale of that other security;

- the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

  - if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security; and
  - if the conversion/exercise price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

- the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

- the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

- the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

- the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

6.   Disclose in a table all prior securities transactions between you (or any of your predecessors) and Dutchess and eFund, any affiliates of Dutchess and eFund, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

- the date of the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

- the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than Dutchess and eFund, affiliates of the company, or affiliates of Dutchess and eFund;

- the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

- the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming full issuance), with the percentage calculated by taking the number of shares issued or issuable in connection with the applicable transaction, and dividing that number by the number of shares issued and outstanding prior to the applicable transaction and held by persons other than Dutchess and eFund, affiliates of the company, or affiliates of Dutchess and eFund;

- the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split-adjusted, if necessary); and

- the current market price per share of the class of securities subject to the transaction (reverse split-adjusted, if necessary).

7.   In a table, provide disclosure that compares:

- the number of shares outstanding prior to the warrant issuances that are held by persons other than Dutchess and eFund, affiliates of the company, and affiliates of Dutchess and eFund;

- the number of shares registered for resale by Dutchess and eFund or affiliates of Dutchess and eFund in prior registration statements;

- the number of shares registered for resale by Dutchess and eFund or affiliates of Dutchess and eFund that continue to be held by Dutchess and eFund or affiliates of Dutchess and eFund;

- the number of shares that have been sold in registered resale transactions by Dutchess and eFund or affiliates of Dutchess and eFund; and

- the number of shares registered for resale on behalf of Dutchess and eFund or affiliates of Dutchess and eFund in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

8.   Disclose whether – based on information obtained from Dutchess and eFund – either entity has an existing short position in your common stock and, if either has an existing short position in your stock, the following additional information:

- the date on which each such selling stockholder entered into that short position; and

- the relationship of the date on which each such selling stockholder entered into that short position to the date of the announcement of the warrant issuances and the filing of the registration statement (*e.g.*, before or after the announcement of the warrant issuances, before the filing or after the filing of the registration statement, etc.).

9.   Provide the following information:

- a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between you (or any of your predecessors) and Dutchess and eFund, any affiliates of Dutchess and eFund, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) – the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the issuance of the warrants; and

- copies of all agreements between you (or any of your predecessors) and Dutchess and eFund, any affiliates of Dutchess and eFund, or any person with whom any selling stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the issuance of the warrants.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Plan of Distribution, page 23

10. You indicate that, if a selling stockholder notifies you that any material arrangement has been entered into with a broker or dealer for the sale of shares…, a supplement to this prospectus will be filed, if required, pursuant to Rule 424(b). Please note that, if a selling stockholder enters into an agreement, after the effectiveness of your registration statement, to sell its shares to a broker-dealer as principal and that broker-dealer is acting as an underwriter, you will need to file a post-effective amendment to your registration statement identifying the broker-dealer, providing the required information on the plan of distribution, revising the appropriate disclosures in your registration statement, and filing the agreement as an exhibit to your registration statement.

Please revise the disclosure in this section to indicate that you will file a post-effective amendment addressing the above information. Additionally, prior to any involvement of any broker-dealer in the offering, such broker-dealer must seek and obtain clearance of the underwriting compensation and arrangements from the NASD.

Management's Discussion and Analysis or Plan of Operation, page 35

Financings

11. Clarify for each convertible debenture financing whether repayment was made in cash or stock, and if in stock, the number of shares issued.

12. Disclose in a table the dollar amount of each payment (including the value of any payments made in common stock) in connection with each convertible debentures transaction that you have made with Dutchess and eFund, any affiliate of Dutchess and eFund, or any person with whom Dutchess and eFund has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible debentures in this disclosure.

Further, disclose the net proceeds to you from the sale of the convertible debentures and the total possible payments to all selling stockholders and any of their affiliates following the sale of the convertible debentures.

13.   Disclose in a table:

- the gross proceeds paid to you in the convertible debentures transactions;

- all payments that have been made by you;

- the resulting net proceeds to you; and

- the combined total profit realized as a result of conversion discounts regarding the securities underlying the convertible debentures and any other warrants, options, notes, or other securities that are held by Dutchess and eFund or any affiliates of Dutchess and eFund.

    Further, if the convertible debentures were repaid in shares, please disclose – as a percentage –the total amount of all payments made with respect to the convertible debentures and the total discount to the market price of the shares underlying the convertible debentures divided by the net proceeds to you from the sale of the convertible debentures, as well as the amount of that resulting percentage averaged over the term of the convertible debentures.

*   *   *

    As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

    Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

· the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

· the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Derek Swanson, Staff Attorney, at 202-551-3366, or me, at 202-551-3810, with any questions.

Sincerely,

Larry Spirgel
Assistant Director

Cc: Amy M. Trombly, Esq.
    (Via fax) 617-243-0066